Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Annual Report on Form 40-F of our reports dated February 19, 2014, with respect to the consolidated statement of financial position of the Alamos Gold Inc. as at December 31, 2013 and 2012, and the consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended, and the effectiveness of internal control over financial reporting of Alamos Gold Inc. as at December 31, 2013.

(Signed) ERNST & YOUNG LLP
Toronto, Canada	Chartered Accountants
March 31, 2014	Licensed Public Accountants